Exhibit 10.1

PRESS RELEASE

Magic Software’s OEM Strategy Rewarded with
Independent Industry Recognition

Magic extends partners’ capabilities adding comprehensive
integration features to solid workflow

Or Yehuda, Israel; February 5, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business application development, deployment and integration tools, announced today that Forrester Research Inc. has cited Magic Software’s OEM partner W4 as a strong performer in its December 2007 evaluation of vendors in the human centric business process management for Microsoft platforms space titled “The Forrester Wave™: Human-Centric BPM for Microsoft Platforms, Q4 2007".

The Forrester Wave report states that W4 (and one other vendor) adds “comprehensive integration features to solid workflow. French vendor W4 embeds Israel-based Magic Software’s tools in its own, and Magic likewise embeds W4; the mutual arrangement allows software purchased from either vendor to support comprehensive process management”.

Magic Software’s iBOLT™ is designed as a comprehensive, cost-effective and straightforward Business Process Integration framework. iBOLT seeks to rationalize competing standards and proprietary formats while quickly creating and dynamically deploying new business processes, services, and applications. Its innovative visual design tools, data mapper and integration wizards are designed to assure enterprises of fast, successful, end-to-end business integration.

The Forrester report stated that “W4 and Magic Software provide a great combination for companies without a strong ESB strategy in place. These buyers can get breadth of functionality with well-integrated developer tools from one place”.

“This is a direct result of our OEM strategy for iBOLT”, commented Eitan Naor, President and CEO of Magic Software. “It shows that best of breed can be successfully achieved at the vendor level, extending the benefits to the end users”, added Eitan.

Laurent Henault, CEO of W4, added “We have easily embedded iBOLT to complement our BPM Suite. The additional comprehensive features and seamless integration opened new business opportunities and increased our competitive edge”.

Magic Software pursues an OEM strategy for iBOLT, working with tools and solution vendors who are looking to embed business integration capabilities with their offerings.

About W4
W4 is a leading European provider of business process management (BPM) solutions that enable organizations to increase profitability by automating, managing, and optimizing critical business processes. With over 11 years’ experience, W4 is currently improving efficiency and customer services for more than 500 customers across a wide variety of sectors including banking, insurance, government, distribution, industry and telecommunications. W4 BPM Suite is helping customers such as Barclays Bank, BNP Paribas, Alcatel Space, Siemens Transportation Systems, Sanofi Aventis, EMI Music France, Cap Gemini, Teleca Solutions Italia, TNT, etc. to continuously improve their business. W4 is headquartered in France near Paris. For more information about W4 BPM solutions visit the company website at www.w4.eu.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Media Contact:

Arita Mattsoff
Vice President, Global Marketing
Magic Software Enterprises, Inc.
Tel: +972 (0)3 538 9300
arita@magicsoftware.com